EXHIBIT 3.10

EXECUTIVE EMPLOYMENT AGREEMENT

DATED AS OF DECEMBER 16, 2021

BETWEEN

ICORECONNECT, INC.

AND

DAVID FIDANZA

EXECUTIVE EMPLOYMENT AGREEMENT

This EXECUTIVE EMPLOYMENT AGREEMENT (this “Agreement”) made this 16th day of December, 2021, by and between iCoreConnect, Inc., a Nevada corporation (hereinafter called “Company”), and David Fidanza, individual (hereinafter called “Executive”). The Company and Executive may collectively be referred to in this Agreement as the “Parties” or individually as the “Party.”

RECITALS

WHEREAS, the Company desires to employ Executive and Executive desires to accept such employment on the terms and conditions hereinafter set forth.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants set forth in this Agreement, the Parties hereto agree as follows:

1. Employment.

Subject to the terms and conditions of this Agreement, Company hereby employs Executive, and Executive hereby accepts such employment as the Chief Information Officer of Company, and in such other capacities and for such other duties and services as will from time to time be mutually agreed upon by Company and Executive, consistent with the position of the Chief Information Officer and reporting directly to the CEO.

2. Full Time Occupation.

Executive will devote entire business time, attention, and efforts as reasonably necessary to the performance of Executive’s duties under this Agreement. Executive will serve Company faithfully and diligently, and will not engage in any other employment while employed by Company.

3. Compensation.

(a) Salary. During the Employment Period (as defined herein), Company will pay to Executive, as full compensation for the services rendered by Executive, a base salary at a rate of per annum (“Base Salary”) from attached schedule. Company will pay the Base Salary in accordance with Company’s established payroll procedures. Payments will be made in bi- monthly installments, or in such other periodic installments upon which Company and Executive will mutually agree.

Base Salary Schedule:
December 16, 2021	$165,000
December 16, 2022	$176,555
December 16. 2023	$190,000

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(b) Withholding. The Company may withhold from any payments or benefits under this Agreement, all federal, state, and local taxes as the Company is required to withhold pursuant to any law or governmental rule or regulation. Executive shall bear all expense of, and be solely responsible for, all federal, state, and local taxes due with respect to any payment or benefit received hereunder.

4. Stock Option.

(a) Initial Grant. Executive is hereby awarded an option to acquire 3,000,000 shares of the Company’s common stock or their equivalent, $0.001 par value, at the exercise price equal to the average of the closing prices of the shares for the ten (10) trading days prior to the Effective Date. The Effective Date shall be the date upon which this Executive Employment Agreement has been fully executed and delivered by both Executive and Company. The option shall vest as follows:

Number of Shares	Vesting Date	Effective Date
750,000	12/16/2022	12/16/2021
750,000	12/16/2023	12/16/2021
750,000	12/16/2024	12/16/2021
750,000	12/16/2025	12/16/2021

(b) Future Option Grants. In the sole and absolute discretion of the Board of Directors, Executive may become eligible for future option awards on such terms and conditions as the Board directs.

(c) Car Allowance. Company will reimburse Executive $500 per month for business transportation purposes.

(d) Health Allowance. Company will reimburse Executive $250 per month for health purposes.

5. Other Benefits.

(a) Reimbursement. During the Employment Period, Company will reimburse Executive for all travel and entertainment expenses, and other ordinary and necessary business expenses incurred by Executive in connection with the business of Company and Executive’s duties under this Agreement. The term “business expenses” will not include any item not deductible by Company for federal income tax purposes. To obtain reimbursement, Executive will submit with accordance to Company’s policy all receipts, bills, or sales slips for the expenses incurred.

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(b) Professional Memberships and Continuing Professional Education. Company will pay for dues and fees required for any professional licenses maintained by Executive, membership in professional or industry associations, continuing education requirements associated with any professional license and conferences and seminars commonly attended by executives in similar positions in similar companies.

(c) Vacation. Executive will be entitled to three weeks paid vacation each year. This will include 3 weeks of the Executive’s choice.

6. Term of Employment.

(a) Employment Term. The term of Executive’s employment hereunder will commence on the Effective Date and will continue for a period of three years following the Effective Date, unless terminated by either Party pursuant to the terms of this Agreement (such period and any extensions thereof, the “Employment Period”). The term of the Employment Period hereunder will automatically renew for successive one-year terms, unless terminated by either Party giving written notice to the other not less than 30 days prior to the end of the then- current term or as otherwise set forth in this Agreement.

(b) Termination Under Certain Circumstances. Notwithstanding anything to the contrary herein contained:

(i) Death. Executive’s employment will be automatically terminated, without notice, effective upon the date of Executive’s death.

(ii) Disability. If Executive will fail to perform any of Executive’s duties or other obligations under this Agreement as the result of illness or other incapacity, with or without reasonable accommodation, for a period of more than eight consecutive weeks, or for more than eight weeks within any six-month period, as determined by Company, Company may, at its option, and upon notice to Executive, terminate Executive’s employment effective on the date of that notice.

(iii) Cause. Company may, without notice to Executive, terminate Executive’s employment during the Employment Period for Cause. For purposes of this Agreement, “Cause” will mean any of the following:

(1) the failure of Executive to perform any of Executive’s duties or other obligations under this Agreement to the reasonable satisfaction of the Board of Directors, which remains uncured for 15 days after a written demand for performance is delivered to Executive by the Board of Directors or the CEO of Company that specifically identifies the manner in which the Board of Directors or the CEO believes that Executive has not performed Executive’s duties or other obligations. Executive shall have the right to cure such failure if such failure can be cured within the 15-day cure period, prior to any final termination;

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(2) Executive’s indictment for, or conviction of, a crime involving moral turpitude whether or not relating to Company;

(3) gross negligence or willful misconduct by Executive in the performance of any of his duties or other obligations under this Agreement;

(4) the association, directly or indirectly, of Executive for his profit or financial benefit with any person, firm, partnership, association, corporation or other entity that competes with Company;

(5) the disclosing or using of any material Confidential Information (as hereinafter defined) of Company at any time by Executive, except as required in connection with his duties to Company;

(6) the breach by Executive of his fiduciary duty or duty of trust to Company, including, but not limited to, the commission by Executive of an act of fraud or embezzlement against Company;

(7) chronic absenteeism;

(8) substance abuse;

(9) misconduct or dishonesty toward or involving Company, which misconduct or dishonesty is injurious to the Company, monetarily or otherwise; or

(10) any other material breach by Executive of any of the terms or provisions of this Agreement, which other material breach is not cured within ten business days of notice by the Company.

(iv) Change of Control. In the event of a Change of Control (as defined below), Company or Executive may, each at their respective options upon written notice to the other, terminate Executive’s employment by providing the other Party with written notice given no later than 30 days after the effective date of the Change of Control. For the purposes of this Agreement, a “Change of Control” will be deemed to have occurred if and when:

(1) Tender Offer. A tender offer or exchange offer is made whereby the effect of such offer is to take over and control Company, and such offer is consummated for equity securities of Company representing 51% or more of the combined voting power of Company’s then outstanding voting securities;

(2) Merger or Consolidation. The shareholders of Company approve a merger, consolidation, recapitalization, or reorganization of Company, or consummation of any such transaction if shareholder approval is not obtained, or required to be obtained, other than any such transaction that would result in at least 75% of the total voting power represented by the voting securities of the surviving entity outstanding immediately after such transaction being beneficially owned by holders of outstanding voting securities of Company immediately prior to the transaction, with the voting power of each such continuing holder relative to other such continuing holders not substantially altered in the transaction; or

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(3) Sale of Assets. The shareholders of Company approve an agreement for the sale or disposition by Company of all or substantially all of Company’s assets to another person or entity, which is not a subsidiary of Company in which the Company owns securities representing not less than a majority of the voting power of such subsidiary; or

(4) Change of the Board of Directors. A change in the composition of the Board of Directors as a result of which fewer than a majority of the Directors are persons who had been Directors on the date 24 months prior to the date of such change in the composition of the Board or whose nomination for election or election to the Board of Directors shall have been approved in advance by two-thirds of the Directors who served on the Board of Directors on the date 24 months prior to the date of such change in the composition of the Board of Directors.

(v) Without Cause

(1) Executive may terminate the Employment Period at any time before the expiration of this agreement upon giving to Company written notice sixty days in advance of the proposed termination date.

(2) Company may terminate the Employment Period at any time before the expiration of this Agreement without cause by giving to Executive written notice sixty days in advance of the proposed termination date.

(vi) Result of Termination of Employment Period.

(1) In the event of the termination of the Employment Period pursuant to Section 6(b)(iii) [Cause] or Section 6(b)(v)(1) [by Executive] above, Executive will receive no further compensation under this Agreement following the date of termination.

(2) In the event of the termination of the Employment Period pursuant to Section 6(b)(i) [Death] or 6(b)(ii) [Disability] above, Executive or Executive’s personal representative or estate will continue to receive Executive’s Base Salary during the six-month period following the date of termination and Executive’s stock options granted under Section 4(a) shall become fully vested at the date of termination.

(3) In the event of the termination of the Employment Period pursuant to Section 6 (b)(iv)[Change in Control] above, Executive will continue to receive his Base Salary computed at 100% of Base Salary for the 6-month period following the date of termination and Executive stock options granted under Section 4(a) shall become fully vested at date of termination.

(4) Executive will continue to be bound by Sections 8 and 9 of this Agreement following termination of Executive’s employment on any basis set forth in this Section 7(b).

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7. Competition and Confidential Information.

(a) Non-Competition. During the term of the Employment Period and for twelve months after the termination of the Employment Period , regardless of the reason therefore, or twelve months after the final payment of compensation by Company to Executive, whichever is later, Executive will not (whether directly or indirectly, as owner, principal, agent, stockholder, director, officer, manager, executive, partner, participant, or in any other capacity) engage or become financially interested in any competitive business conducted within the Restricted Territory or solicit, canvas, or accept, or authorize any other person, firm, or entity to solicit, canvas, or accept, from any customers of Company or any of its subsidiaries, any business within the Restricted Territory for Executive or for any other person, firm, or entity. As used herein, “customers of Company” will mean any persons, firms, or entities that purchased goods, products, or services from Company or any of its subsidiaries during the Employment Period; “competitive business” will mean any business which sells or provides or attempts to sell or provide goods, products, or services the same as or substantially similar to the goods, products, or services sold or provided by Company or any of its subsidiaries; and the “Restricted Territory” will mean the United States or, in the alternative, in the event any reviewing court finds the United States to be overbroad or unenforceable, within such area as the court determines to be reasonable under the circumstances then existing an alternative.

(b) Confidential Information. Executive will maintain in strict secrecy all confidential or trade secret information relating to the business of Company or any of its subsidiaries (the “Confidential Information”) obtained by Executive in the course of Executive’s employment, and Executive will not, unless first authorized in writing by Company, disclose to or use for Executive’s benefit or for the benefit of any person, firm, or entity at any time either during or subsequent to the term of Executive’s employment with Company, any Confidential Information, except as required in the performance of Executive’s duties on behalf of Company. For purposes hereof, “Confidential Information” will include, without limitation, any trade secrets, knowledge, or information with respect to any goods, products, or services; any processes, procedures, plans, inventions, techniques, or know-how; any business methods or forms; any names or addresses of customers or data on customers or suppliers; and any business policies or other information relating to or dealing with the purchasing, sales, or distribution policies or practices of Company.

(c) Return of Books and Papers. Upon the termination of Executive’s employment with Company for any reason, Executive will deliver promptly to Company all catalogues, manuals, memoranda, drawings, and specifications; all cost, pricing, and other financial data; all customer information; all other materials, whether written, printed, or stored in any electronic media, which are the property of Company or any of its subsidiaries (and any copies of them); desktop or laptop computers, software, access cards, “passwords”, cellular phones, personal digital assistants and pagers; and all other materials which may contain Confidential Information relating to the business of Company or any of its subsidiaries (whether maintained in tangible, documentary form, computer memory, or other electronic or digital format), which Executive may then have in Executive’s possession or under Executive’s control, whether prepared by Executive or not.

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(d) Disclosure of Information. Executive will disclose promptly to Company, or it’s nominee, any and all ideas, designs, processes, and improvements of any kind relating to the business of Company or any of its subsidiaries, whether patentable or not, conceived or made by Executive, either alone or jointly with others, during working hours or otherwise, during the entire period of Executive’s employment with Company, or within six months thereafter.

(e) Assignment. Executive hereby assigns to Company or its nominee, the entire right, title, and interest in and to all discoveries and improvements, whether patentable or not, which Executive may conceive or make during Executive’s employment with Company, or within six months thereafter, and which relate to the business of Company or any of its subsidiaries. All copyrights, patents, trade secrets, or other intellectual property rights associated with any ideas, concepts, techniques, inventions, processes, or works of authorship developed or created by Executive during the Employment Period (collectively, the “Work Product”) shall belong exclusively to Company and shall be considered a work made by Executive for hire within the meaning of Title 17 of the United States Code. To the extent the Work Product may not be considered work made for hire, Executive agrees to assign at the time of creation of the Work Product, without any requirement of further consideration, all right, title, and interest that Executive has or may have in such Work Product. Upon Company’s request, Executive will take such further actions, including execution and delivery of instruments of conveyance, as may be appropriate to give full and proper effect to such assignment.

(f) Equitable Relief. In the event a violation of any of the restrictions contained in this Section 8 is established, Company will be entitled to preliminary and permanent injunctive relief as well as damages and an equitable accounting of all earnings, profits, and other benefits arising from such violation, which right will be cumulative and in addition to any other rights or remedies to which Company may be entitled. In the event of a violation of any provision of this Section 8, the period for which those provisions would remain in effect will be extended for a period of time equal to that period beginning when such violation commenced and ending when the activities constituting such violation will have been finally terminated in good faith.

(g) Restrictions Separable. Each and every restriction set forth in this Section 8 is independent and severable from the others, and no such restriction will be rendered unenforceable by virtue of the fact that, for any reason, any other or others of them may be unenforceable in whole or in part.

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(h) No Violation. The execution and delivery of this Agreement and the performance of Executive’s services contemplated hereby will not violate or result in a breach by Executive of, or constitute a default under, or conflict with: (i) any provision or restriction of any employment, consulting, or other similar agreement; (ii) any agreement by Executive with any third party not to compete with, solicit from, or otherwise disparage such third party; (iii) any provision or restriction of any agreement, contract, or instrument to which Executive is a party or by which Executive is bound; or (iv) any order, judgment, award, decree, law, rule, ordinance, or regulation or any other restriction of any kind or character to which Executive is subject or by which Executive is bound.

(i) Non-Disparagement. Executive agrees that he will make no statement, oral or written, and which, by itself, may significantly or substantially damage the reputation of the Company or any director, officer or employee of the Company.

 8. Miscellaneous.

(a) Notices. All notices, requests, demands, and other communications required or permitted under this Agreement will be in writing and will be deemed to have been duly given and received: (i) if mailed by registered or certified mail, three business days after deposit in the United States mail, postage prepaid, return receipt requested; (ii) if hand delivered, upon delivery against receipt or upon refusal to accept the notice; or (iii) if delivered by a standard overnight courier, one business day after deposit with such courier, postage prepaid, in each case, addressed to such Party at the address set forth below:

(i)	If to Company:
iCoreConnect, Inc.
Attn: CEO-Robert McDermott
13506 Summerport Parkway
Suite 160
Windermere FL 34786

(ii)	If to Executive:
David Fidanza

Either Party may change the address to which communications or copies are to be sent by giving notice of such change of address in conformity with the provisions of this Section 9(a) for the giving of notice.

  (b) Waivers. Neither any failure nor any delay on the part of either Party to exercise any right, remedy, power, or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise of any right, remedy, power, or privilege preclude any other or further exercise of the same or of any other right, remedy, power, or privilege, nor will any waiver of any right, remedy, power, or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power, or privilege with respect to any other occurrence.

  (c) Controlling Law, Jurisdiction and Venue. This Agreement and all questions relating to its validity, interpretation, performance, and enforcement will be governed by and construed in accordance with the internal laws of the State of Florida. Executive agrees that any and all claims arising between the Parties out of this agreement shall be controlled by the laws of the State of Florida and venue for such disputes shall be Orange County, Florida.

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 (d) Binding Arbitration. Any dispute arising out of this Agreement between the Parties or anyone else claiming through or on their behalf, shall be subject to final and binding arbitration before a single arbitrator in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect except that depositions and interrogatories shall not be permitted nor the right to a jury trial. Judgment upon any arbitration award may be entered in any court, state or federal, having jurisdiction. The prevailing Party in any arbitration and other legal proceeding under this section will be entitled to recover reasonable attorney’s fees and costs. The arbitration proceeding shall be held in Orlando, Florida.

(e) Binding Nature of Agreement. This Agreement will be binding upon and inure to the benefit of the Parties hereto and their respective heirs, personal representatives, successors, and assigns except that no Party may assign or transfer such Party’s rights or obligations under this Agreement without the prior written consent of the other party.

(f) Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original as against any Party whose signature appears thereon, and all of which will together constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, will bear the signatures of the Parties reflected hereon as the signatories.

(g) Provisions Separable. The provisions of this Agreement are independent of and separable from each other, and no provision will be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

(h) Entire Agreement. This Agreement contains the entire understanding between the Parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements, and conditions, expressed or implied, oral or written, except as herein contained. The expressed terms hereof control and supersede: (a) any course of performance and/or usage of the trade inconsistent with any of the terms hereof; and (b) any provision of any other plan or agreement maintained by Company for the benefit of its employees generally inconsistent with any of the terms hereof. This Agreement may not be modified or amended other than by an agreement in writing signed by the Parties hereto.

(i) Paragraph Headings. The paragraph headings in this Agreement are for convenience only; they form no part of this Agreement and will not affect its interpretation.

(j) Gender. Words used herein, regardless of the number and gender specifically used, will be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine, or neutral, as the context requires.

(k) Number of Days. In computing the number of days for purposes of this Agreement, all days will be counted, including Saturdays, Sundays, and holidays; provided, ________________________________________________.

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(l) No Presumption Against Drafter. The Parties hereto have jointly participated in the negotiation and drafting of this Agreement. In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by each of the Parties hereto and no presumptions or burdens of proof shall arise favoring any Party by virtue of the authorship of any provisions of this Agreement.

(m) Number of Days. In computing the number of days for purposes of this Agreement, all days will be counted, including Saturdays, Sundays, and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday, or holiday, then the final day will be deemed to be the next day which is not a Saturday, Sunday, or holiday.

(n) Third Party Beneficiaries. This Agreement shall not inure to the benefit of anyone other than Executive and Company and their successors and assigns. No third party may bring an action to enforce any term hereof and no third-party beneficiary rights are created by this Agreement.

(o) Non-Transferability. This is a personal agreement. None of the Executive’s rights, benefits, or interests hereunder may be subject to sale, anticipation, alienation, assignment, encumbrance, charge, pledge hypothecation, transfer, or set off in respect of any claim, debt, or obligation, or to execution, attachment, levy or similar process, or assignment by operation of law. Any attempt, voluntary or involuntary, to effect any such action shall be null, void, and of no effect.

IN WITNESS WHEREOF, the Parties hereto have executed this Executive Employment Agreement by evidence of the signatures below as of the Effective Date.

ICORECONNECT, INC.,
a Nevada corporation

By:
Name: Robert McDermott
Title: President and CEO

EXECUTIVE

David Fidanza, an individual

1934/Agmt1 Employment Agmt 12-16-21

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